Rule 424(b)(3)
                                                             No. 333-98047

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated January 31, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of February 21, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after February 21, 2003, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On February 20, 2003, the Hilton 2 Partnership, which is 75% owned by the Company and 25% owned by Hilton Hotels Corporation ("Hilton"), acquired three Embassy Suites Properties located in each of Arlington, Virginia (the "Crystal City Property"); Orlando, Florida (the "Orlando Airport Property"); and Santa Clara, California (the "Santa Clara Property"). The Hilton 2 Partnership was formed on December 13, 2002, and owns two additional Properties. In addition, on February 20, 2003, Hilton conveyed the Hilton hotel located in Rye, New York (the "Rye Town Property") to the Hilton 2 Partnership and the Company simultaneously contributed the Doubletree Crystal City Property to the Hilton 2 Partnership, which was acquired by the Company on December 19, 2002.

         The Crystal City Property is an 11-story atrium style hotel which includes 267 two-room suites comprised of a parlor/sitting room and a bedroom. The Property has over 4,000 square feet of meeting space, a restaurant, a business center, a gift shop, an indoor swimming pool, a whirlpool and an exercise facility. The Property is located approximately five miles from Washington, D.C.

         The Orlando Airport Property is an 11-story hotel which includes 174 two-room suites comprised of a parlor/sitting room and a bedroom. The Property has approximately 3,000 square feet of meeting space, a restaurant, a business center, a gift shop, an outdoor swimming pool, a whirlpool and an exercise facility. The Property is located within the Orlando International Airport submarket, in the Lee Vista Office Park.

         The Santa Clara Property includes 257 two-room suites comprised of a parlor/sitting room and a bedroom. The Property has approximately 5,900 square feet of meeting space, a restaurant, a business center, a gift shop, an indoor swimming pool, a whirlpool and an exercise facility. The Property is located near downtown San Jose.

         The Rye Town Property includes 426 guest rooms and 11 guest suites, 32,000 square feet of meeting space, two restaurants, a bar, a business center, a gift shop, a health club, a sauna and whirlpool, an indoor swimming pool and three tennis courts. The Property is located in Westchester County.

         On February 20, 2003, the Company acquired a Hyatt Regency Hotel located in Miami, Florida (the "Coral Gables Property"). The Coral Gables Property is a 14-story hotel which includes 192 guest rooms and 50 guest suites. The Property has over 14,000 square feet of meeting space, a restaurant, a nightclub, a lobby lounge, a business center, a gift shop, an outdoor swimming pool, a whirlpool, a sauna and an exercise facility. The Property is located in The Alhambra in Coral Gables, a submarket of Miami.

         As of February 21, 2003, the Company owned interests in 60 Properties, including 18 Properties through joint ventures. In addition, the Company owns one parcel of land on which a hotel is being developed. The Company also has commitments to acquire interests in three additional Properties. The Company generally leases Properties and expects to continue to lease its Properties primarily to indirect subsidiaries of the Company with management of the Properties performed by third-party hotel operators, and operated under affiliations with national hotel brands. Other properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, including the parcel of land under development, the Company has leased or will lease 49 to subsidiaries, with management performed by third-party operators, and has leased 12 on a triple-net basis to third-party operators.

March 7, 2003                              Prospectus dated January 31, 2003


         The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on January 1, and February 1, 2003, payable by March 31, 2003. Distributions for the 12-month period ended January 31, 2003 represent a historical return of 7.75%.


                                  THE OFFERINGS

         As of February 21, 2003, the Company had received subscriptions from this offering for 3,240,531 Shares totalling $32,405,314 in Gross Proceeds. As of February 21, 2003, the Company had received aggregate subscriptions for 135,747,694 Shares totalling $1,357,476,939 in gross proceeds, including 763,874 Shares ($7,638,736) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of February 21, 2003, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totalled approximately $1,616,705,000. The Company had used approximately $772,024,000 of net offering proceeds and approximately $276,929,000 of loan proceeds to invest in 43 hotel Properties including one parcel of land on which a hotel Property is being developed. In addition, the Company had used approximately $237,068,000 to invest in 18 Properties through six joint ventures, including three Properties on which hotels are being renovated, approximately $8,467,000 to redeem 921,116 Shares of Common Stock, approximately $160,407,000 to pay down the various lines of credit and approximately $101,439,000 to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $60,400,000 available for investment in Properties and Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

     From December 25, 2002 through February 21, 2003, the Company acquired interests in five Properties, one of which is a Hyatt Regency Hotel. Three of these Properties were acquired by the Hilton 2 Partnership, which was formed on December 13, 2002 between the Company and Hilton and previously had acquired two Properties. In addition, Hilton conveyed one of these Properties, the Hilton hotel in Rye, New York, to the Hilton 2 Partnership and the Company
simultaneously contributed the Doubletree Crystal City Property, which was acquired by the Company on December 19, 2002. In connection with the purchase of these Properties, the Company and the Hilton 2 Partnership, as lessor, (where applicable), entered into lease agreements with various taxable REIT subsidiaries, as lessees. The management of the Properties will be performed by third-party operators. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business -- Description of Property Leases."

         The following table sets forth the location of each of the Properties described above and a summary of the principal terms of the acquisition and lease of each Property.

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                                                           PROPERTY ACQUISITIONS
                                             From December 25, 2002 through February 21, 2003

                                                Purchase       Date       Lease Expiration and        Minimum
                    Property Location          Price (1)    Acquired        Renewal Options      Annual Rent (2)    Percentage Rent
-----------------------------------------     ------------  ----------    --------------------   -----------------  --------------

Embassy Suites Crystal City Property           $45,500,000   02/20/03     Five years; five       The greater of (i)     See Minimum
(3)(4)(5)                                                                 five-year renewal      $2,793,000 or (ii) a   Annual Rent
(the "Crystal City Property")                                             options (4)            percentage of gross
Existing hotel                                                                                   revenues of the
                                                                                                 Property ranging from
The  Crystal  City  Property is located in                                                       30% to 32% for the
Arlington,  Virginia, and is approximately                                                       applicable year,
five  miles  from  Washington,   D.C.  The                                                       designed to result in
11-story  atrium style hotel  contains 267                                                       a minimum return of
two-room    suites    comprised    of    a                                                       approximately 11%
parlor/sitting  room  and a  bedroom.  The
Property  has  approximately  4,000 square
feet of meeting  space,  a  restaurant,  a
business  center,  a gift shop,  an indoor
swimming pool, a whirlpool and an exercise
facility.

Embassy Suites Orlando Airport Property         $12,500,000   02/20/03     Five years; five      The greater (i)        See Minimum
(3)(4)(5)                                                                  five-year renewal     $767,000 or (ii) a     Annual Rent
(the "Orlando Airport Property")                                           options (4)           percentage of gross
Existing hotel                                                                                   revenues of the
                                                                                                 Property ranging
The Orlando Airport Property is located in                                                       from 18% to 32%
Orlando,   Florida,   within  the  Orlando                                                       for the applicable
International Airport submarket in the Lee                                                       year, designed to
Vista  Office  Park.  The  11-story  hotel                                                       result in a minimum
contains 174 two-room suites  comprised of                                                       return of
a parlor/sitting  room and a bedroom.  The                                                       approximately 11%
Property  has  approximately  3,000 square
feet of meeting  space,  a  restaurant,  a
business  center,  a gift shop, an outdoor
swimming pool, a whirlpool and an exercise
facility.

Embassy Suites Santa Clara Property            $46,500,000   02/20/03     Five years; five       The greater of (i)     See Minimum
(3) (4) (5)                                                               five-year renewal      $2,854,000 or (ii) a   Annual Rent
(the "Santa Clara Property")                                              options (4)            percentage of gross
Existing hotel                                                                                   revenues of the
                                                                                                 Property ranging from
The Santa  Clara  Property  is  located in                                                       32% to 40% for the
Santa Clara, California, near downtown San                                                       applicable year,
Jose.  The hotel has 257  two-room  suites                                                       designed to result in
comprised of a  parlor/sitting  room and a                                                       a minimum return of
bedroom.  The Property  has  approximately                                                       approximately 11%
5,900  square  feet of  meeting  space,  a
restaurant,  a  business  center,  a  gift
shop, an indoor swimming pool, a whirlpool
and an exercise facility.



                                              Purchase        Date      Lease Expiration and        Minimum
         Property Location                   Price (1)     Acquired       Renewal Options      Annual Rent (2)      Percentage Rent
----------------------------------------    -------------  ----------   -----------------    --------------------   --------------

Hilton Rye Town Property (4) (5) (6)         $75,000,000    02/20/03    Five years; five     The greater of (i)     See Minimum
(the "Rye Town Property")                                               five-year renewal    $4,590,000 or (ii) a   Annual Rent
Existing Hotel                                                          options (4)          percentage of gross
                                                                                             revenues of the
The Rye Town  Property  is located in Rye,                                                   Property ranging from
New York, in Westchester County. The hotel                                                   21% to 33% for the
has 426 guest  rooms and 11 guest  suites,                                                   applicable year,
32,000 square feet of meeting  space,  two                                                   designed to result in
restaurants,  a bar, a business  center, a                                                   a minimum return of
gift  shop,  a health  club,  a sauna  and                                                   approximately 11%
whirlpool,  an  indoor  swimming  pool and
three tennis courts.


Hyatt Regency Coral Gables Property (7)       $36,000,000    02/20/03    Five years; five     The greater of (i)     See Minimum
(the "Coral Gables Property")                                            five-year renewal    $2,210,000 or (ii) a   Annual Rent
Existing hotel                                                           options (7)          percentage of gross
                                                                                              revenues of the
The Coral  Gables  Property  is located in                                                    Property ranging from
Miami,  Florida,  in The Alhambra in Coral                                                    17% to 22.5% for the
Gables, a submarket of Miami. The 14-story                                                    applicable year,
hotel  has 192  guest  rooms  and 50 guest                                                    designed to result in
suites,  approximately  14,000 square feet                                                    a minimum return of
of  meeting   space,   a   restaurant,   a                                                    approximately 10%
nightclub,  a  lobby  lounge,  a  business
center,  a gift shop, an outdoor  swimming
pool, a whirlpool, a sauna and an exercise
facility.


FOOTNOTES:

(1) The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of each of the Properties is set forth below (the balances are presented at the Company's 100% interest except for the joint venture which is presented as follows: the 75% interest in the Crystal City, Orlando Airport, Santa Clara and Rye Town Properties):

                                                                   Estimated
         Property                                             Federal Tax Basis
         --------                                             -----------------

         Crystal City Property                                    $ 30,700,000
         Orlando Airport Property                                    8,400,000
         Santa Clara Property                                       31,400,000
         Rye Town Property                                          50,600,000
         Coral Gables Property                                      32,400,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease.

(3) The Crystal City, Orlando Airport and Santa Clara Properties were acquired by the Hilton 2 Partnership, which is 75% owned by the Company and 25% owned by Hilton.

(4) These Properties are leased to taxable REIT subsidiaries of the Hilton 2 Partnership and operated by a subsidiary of Hilton.

(5) On February 20, 2003, the Hilton 2 Partnership obtained Permanent Financing in the amount of $145 million relating to the Crystal City, Orlando Airport, Santa Clara, Rye Town and Doubletree Crystal City Properties. The loan is secured by these five Properties. The loan bears interest at a rate of 5.95% per annum and requires monthly payments of interest only. The loan matures on March 1, 2010, at which time all unpaid principal and interest is due.

(6) The Rye Town Property was conveyed to the Hilton 2 Partnership by Hilton. The Company simultaneously contributed the Doubletree Crystal City Property to the Hilton 2 Partnership. The Doubletree Crystal City Property was previously acquired by the Company through a separate transaction on December 19, 2002.

(7) This Property is leased to a taxable REIT subsidiary of the Company and operated by a subsidiary of Hyatt Hotels and Resorts.

HOTEL BRANDS

         The following paragraph is inserted following the third paragraph on page 72 of the Prospectus.

         Hyatt Brands. The brand Hyatt Regency is part of Hyatt Corporation's portfolio of lodging brands. Hyatt Regency properties are located in the world's major cities as well as in well-known resort destinations, and can be found in more than 34 countries around the world.

PENDING INVESTMENTS

         As of February 21, 2003, the Company had initial commitments to acquire interests in or develop three additional Properties for an estimated aggregate purchase price, including construction costs and property improvements, of approximately $237.1 million. The three Properties are one Marriott(R) Hotel (currently under development in Seattle, Washington), one Renaissance(R) Hotel (to be developed in Tampa, Florida) and the New Orleans Grande Hotel (in New Orleans, Louisiana) which is expected to be converted to a JW Marriott Hotel. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to assume Permanent Financing of approximately $47 million in connection with the acquisition of one of these Properties.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the three Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.



                                            Estimated Purchase     Lease Term and              Minimum Annual
                   Property                       Price            Renewal Option                   Rent            Percentage Rent
-------------------------------------------- ----------------  ---------------------- -----------------------------  ------------
Marriott Hotel (1) (2)                        $88,900,000    Five years; five       The greater of a minimum amount   See Minimum
Seattle, WA                                   (3)            five-year renewal      to be determined at the time of   Annual Rent
(the "Seattle Waterfront Marriott Property")                 options                acquisition or a percentage of
Hotel to be purchased after development                                             gross revenues of the Property
                                                                                    for the applicable year

Renaissance Hotel (1) (2)                     $2,250,000     Five years from the    Commencing the date that the      See Minimum
Tampa, FL                                     (excluding     date the Property      Property opens to the public,     Annual Rent
(the "Renaissance Tampa Property")            development    opens to the public;   the tenant will pay the greater
Hotel to be developed on leased land          costs) (4)     five five-year renewal of a minimum amount to be
                                                             options                determined at the time of
                                                                                    acquisition or a percentage of
                                                                                    gross revenues of the Property
                                                                                    for the applicable year

New Orleans Grande Hotel (1) (5)             $92,500,000     Five years; five       The greater of a minimum amount   See Minimum
New Orleans, LA                               (6)            five-year renewal      to be determined at the time of   Annual Rent
(the "JW Marriott New Orleans Property")                     options                acquisition or a percentage of
Hotel to be renovated                                                               gross revenues of the Property
                                                                                    for the applicable year


---------------------
FOOTNOTES:

(1) The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Company and the Property is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company's consolidated financial statements will report the hotels' operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries.

(2) The Company has entered into a development services agreement for each of the Seattle Waterfront Marriott Property and the Renaissance Tampa Property under which a wholly owned subsidiary of the Advisor will receive a Development Fee expected to equal approximately 3% for the Seattle Waterfront Property and 4% for the Renaissance Tampa Property of the cost of development of each of these Properties for providing development services to such Properties.

(3) The Seattle Waterfront Marriott Property is being developed by Marriott and is expected to be purchased by the Company when completed. The maximum cost to the Company with respect to the Seattle Waterfront Marriott Property is not expected to, but may, exceed $88,900,000. The estimated final completion date of the Seattle Waterfront Marriott Property is April 2003.

(4) The Renaissance Tampa Property will be constructed by the Company. The maximum cost to the Company with respect to the Renaissance Tampa Property (including development costs, and closing and acquisition costs) is not expected to, but may, exceed $45,700,000. The estimated final completion date of the Renaissance Tampa Property is June 2005.

(5) In connection with the acquisition of this Property, the Company plans to assume Permanent Financing of approximately $47 million.

(6) The New Orleans Grande Hotel (formerly Le Meridien) is expected to be converted to a JW Marriott Hotel upon acquisition. The Company expects to spend approximately $10 million over the first two years following the acquisition for property improvements relating to this Property.

BORROWING

         The following paragraph should be read in conjunction with the "Business -- Borrowing" section beginning on page 85 of the Prospectus.

     On February 20, 2003, the Hilton 2 Partnership obtained Permanent Financing in the amount of $145 million relating to the Crystal City, Orlando Airport, Santa Clara, Rye Town and Doubletree Crystal City Properties, secured by such Properties. The loan bears interest at a rate of 5.95% per annum and requires monthly payments of interest only. The loan matures on March 1, 2010, at which time all unpaid principal and interest is due. For information regarding the Crystal City, Orlando Airport, Santa Clara and Rye Town Properties see "Business -- Property Acquisitions." For information regarding the Doubletree Crystal City Property see the section of the Prospectus entitled "Business -- Property Acquisitions."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table updates and replaces the table on page 107 of the
Prospectus:

         The Directors and executive officers of the Company are listed below:

      Name                        Age              Position with the Company
      ----                        ---              -------------------------


James M. Seneff, Jr.              56       Director, Chairman of the Board and co-Chief Executive Officer
Matthew W. Kaplan                 39       Director
Charles E. Adams                  40       Independent Director
Lawrence A. Dustin                57       Independent Director
Craig M. McAllaster               51       Independent Director
Thomas J. Hutchison III           61       co-Chief Executive Officer and President
Charles A. Muller                 44       Chief Operating Officer and Executive Vice President
C. Brian Strickland               40       Executive Vice President
Robert A. Bourne                  55       Treasurer
Lynn E. Rose                      54       Secretary



         The following information updates the corresponding information beginning on page 107 of the Prospectus.

         On February 7, 2003, John Griswold resigned as an Independent Director from the Board of Directors of the Company. Mr. Griswold served as an Independent Director of the Company from January 1999 to February 2003. In connection with the resignation of Mr. Griswold as an Independent Director from the Board of Directors of the Company, and in order to maintain the Board's independence, on February 7, 2003, Robert A. Bourne tendered his resignation as a member of the Board of Directors of the Company. Mr. Bourne served as a Director of the Company from June 1996 to February 2003. It is anticipated that the vacancy created by the resignation of Mr. Griswold will be filled at the Company's upcoming annual meeting of stockholders and at that time, Mr. Bourne will be reappointed to the Board as well.

         In addition, Thomas J. Hutchison III was appointed co-Chief Executive Officer of both the Company and the Advisor, effective February 14, 2003. Mr. Hutchison will tender his resignation as President of both the Company and the Advisor, effective March 17, 2003, and Mr. Griswold will be appointed President of the Company, effective March 17, 2003, as well as President and a Director of the Advisor, also effective March 17, 2003.

                     INDEX TO PRO FORMA FINANCIAL STATEMENTS



                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES

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

                                                                                                          Page
                                                                                                          ----

    Pro Forma Consolidated Financial Information (unaudited):

    Pro Forma Consolidated Balance Sheet as of December 31, 2002                                          12

    Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002                     13

    Notes to Pro Forma Consolidated Financial Statements for the year ended December 31, 2002             14


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
           (amounts are presented in thousands, except per share data)

         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $89,656 in gross offering proceeds from the sale of 8,966 additional shares for the period January 1, 2003 through February 21, 2003, and the assumption of additional borrowings in the amount of $49,600 for the period January 1, 2003 through February 21, 2003, and (ii) the application of such funds to (a) pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (b) invest in four Properties through a joint venture, (c) contribute one property to the same joint venture, and (d) purchase two Properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on December 31, 2002.

         The Unaudited Pro Forma Consolidated Statements of Earnings for the year ended December 31, 2002, include the historical operating results of the properties described in (ii) above, as well as the historical operating results of the properties acquired by the Company prior to December 31, 2002, and the items described above from the date of their acquisitions plus operating results from (A) the later of (1) the date the property became operational or (2) January 1, 2002, to (B) the earlier of (1) the dates the properties were acquired by the Company or (2) the end of the pro forma period presented (the "Pro Forma Period").

         This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or conditions if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002
                                 (in thousands)


                                                                                   Pro Forma
                    ASSETS                                Historical              Adjustments                     Pro Forma
                                                        ----------------        -----------------              ----------------
Land, buildings and equipment, net                             $988,646                 $128,500  (b)               $1,125,382
                                                                                           1,295  (b)
                                                                                           6,941  (b)
Investments in unconsolidated subsidiaries                      202,554                   17,064  (e)                  219,618
Cash and cash equivalents                                        48,993                   89,656  (a)                   28,767
                                                                                          (4,035 )(a)
                                                                                          (6,724 )(a)
                                                                                            (448 )(a)
                                                                                            (943 )(c)
                                                                                          (1,341 )(d)
                                                                                         (16,196 )(e)
                                                                                          (1,295 )(b)
                                                                                         (78,900 )(b)
Restricted cash                                                  18,822                    1,341  (d)                   20,163
Receivables                                                      11,382                       --                        11,382
Due from related parties                                          3,164                       --                         3,164
Prepaid expenses and other assets                                25,177                    4,035  (a)                   21,403
                                                                                          (6,941 )(b)
                                                                                            (868 )(e)
Loan costs, net                                                   5,122                       --                         5,122
                                                       -----------------       ------------------             -----------------
                                                             $1,303,860                 $131,141                    $1,435,001
                                                       =================       ==================             =================

         LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgages payable and accrued interest                          207,206                   49,600  (b)                  256,806
Other notes payable                                              29,739                       --                        29,739
Line of credit                                                   24,079                       --                        24,079
Other liabilities                                                 5,632                       --                         5,632
Accounts payable and accrued expenses                             9,256                       --                         9,256
Distributions payable                                               106                       --                           106
Due to related parties                                            2,460                     (943 )(c)                    1,517
Security deposits                                                12,883                       --                        12,883
                                                       -----------------       ------------------             -----------------
       Total liabilities                                        291,361                   48,657                       340,018
                                                       -----------------       ------------------             -----------------

Stockholders' equity:
    Preferred stock, without par value.
       Authorized and unissued 3,000 shares                          --                       --                            --
    Excess shares, $.01 par value per share.
       Authorized and unissued 63,000 shares                         --                       --                            --
    Common stock, $.01 par value per share.
       150,000 authorized shares; issued and
        outstanding 134,996 shares, as adjusted                   1,260                       90  (a)                    1,350
    Capital in excess of par value                            1,115,745                   89,566  (a)                1,198,139
                                                                                          (7,172 )(a)     (a)
    Accumulated distributions in excess of net
        earnings                                                (98,366 )                     --                       (98,366 )
   Accumulated other comprehensive loss                          (4,316 )                     --                        (4,316 )
   Minority interest distributions in excess of
       contributions and accumulated earnings                    (1,824 )                     --                        (1,824 )
                                                       -----------------       ------------------             -----------------
          Total stockholders' equity                          1,012,499                   82,484                     1,094,983
                                                       -----------------       ------------------             -----------------
                                                             $1,303,860                 $131,141                    $1,435,001
                                                       =================       ==================             =================

     See accompanying notes to unaudited pro forma consolidated financial statements.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                      (in thousands except per share data)



                                                                      Pro Forma
                                                  Historical         Adjustments                 Pro Forma
                                                --------------     --------------              -------------
Revenues:
    Hotel revenues                                   $101,005             $44,698  (1)            $ 145,703
    Rental income from operating leases                37,341                  --                    37,341
    FF&E reserve income                                 4,236                  --                     4,236
    Interest and other income                          13,826                  --                    13,826
                                                --------------
                                                                  ----------------            --------------
                                                      156,408              44,698                   201,106
                                                --------------    ----------------            --------------

Expenses:
    Hotel expenses                                     65,601              40,037  (1)              105,638
    Interest and loan cost amortization                18,330               4,008  (5)               22,338
    General operating and administrative                5,667                  --                     5,667
    Asset management fees to
       related party                                    6,696                 914  (2)                7,610
    Depreciation and amortization                      27,876               4,670  (3)               32,546
                                                --------------    ----------------            --------------
                                                      124,170              49,629                   173,799
                                                --------------    ----------------            --------------

Earnings Before Equity in Loss of
    Unconsolidated Subsidiaries and
    Minority Interest                                  32,238              (4,931 )                  27,307

Equity in Loss of Unconsolidated
    Subsidiaries                                      (16,164 )             3,006  (6)              (13,158 )

Minority Interest                                        (264 )                --                      (264 )
                                                --------------    ----------------            --------------

Net Earnings                                         $ 15,810             $(1,925 )                $ 13,885
                                                ==============    ================            ==============

Earnings Per Share of Common Stock (4):
    Basic                                               $0.16                                          $0.13
                                                ==============                                ==============
    Diluted                                             $0.16                                          $0.13
                                                ==============                                ==============

Weighted Average Number of Shares of
    Common Stock Outstanding (4):
       Basic                                           97,874                                       105,307
                                                ==============                                ==============
       Diluted                                         97,874                                       105,307
                                                ==============                                ==============


          See accompanying notes to unaudited pro forma consolidated financial statements.


                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (in thousands)


Unaudited Pro Forma Consolidated Balance Sheet:
----------------------------------------------

(a) Represents gross proceeds of $89,656 from the sale of 8,966 shares during the period January 1, 2003 through February 21, 2003, and the payment of $4,035 for related acquisition fees (4.5% of gross proceeds) which are reflected as other assets, selling commissions of $6,724 (7.5% of gross proceeds) and the marketing support fee of $448 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of cash and cash equivalents to reflect the purchase of two Properties for $128,500 (which includes closing costs of $1,295 and acquisition fees and costs of $6,941, which had been recorded as other assets as of December 31, 2002 and have been reclassified to land, buildings and equipment). Total cash paid is shown net of $49,600 which represents an existing mortgage on the Property that will be assumed by the Company.



                                                                                 Acquisition
                                                                                   Fees and
                                                                                Closing Costs
                                                                                 Allocated to
                                                           Purchase Price        Investments            Total
                                                          -----------------     ---------------    ----------------

           New Orleans Grande New Orleans, LA             $      92,500         $      5,946       $      98,446
           Hyatt Regency Coral Gables Miami, FL                  36,000                2,290              38,290
                                                          -----------------     ---------------    ----------------
                     Total                                $     128,500         $      8,236       $     136,736
                                                          =================     ===============    ================



         The New Orleans Grande is expected to be converted to a JW Marriott brand.

(c) Represents payment of $943 in offering and acquisition fees which were outstanding as of December 31, 2002.

(d) Represents $1,341 in restricted cash restricted for purposes of purchasing furniture, fixtures and equipment.

(e) Represents the use of cash and cash equivalents to reflect the acquisition of the Hilton Rye Town, Doubletree Crystal City, Embassy Suites Orlando, Embassy Suites Crystal City, and Embassy Suites Santa Clara Properties by a partnership that is 75% owned by the Company and 25% owned by Hilton (the "Hilton 2 Partnership"). The total investment was $17,064 (which includes debt acquisition fees paid of $7,548 and other acquisition fees and costs of $868, which had been recorded as other assets as of December 31, 2002 and have been reclassified to Investments in Unconsolidated Subsidiaries). The Hilton Rye Town Property was previously owned and was contributed by Hilton to the Hilton 2 Partnership, and the Doubletree Crystal City Property was owned by the Company and was contributed to the Hilton 2 Partnership by the Company. The result of these contributions is reflected as if they occurred at the beginning of the Pro Forma period.

Unaudited Pro Forma Consolidated Statement of Earnings:
------------------------------------------------------

(1) For the year ended December 31, 2002, the amount represents adjustments to hotel operating revenues and hotel operating expenses for the Properties acquired and leased to taxable REIT subsidiaries of the Company as of February 21, 2003 (the "Pro Forma Leased Properties") which results in hotel operating revenues of $44,698 offset by hotel operating expenses of $40,037 for the year ended December 31, 2002.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (in thousands)


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
------------------------------------------------------------------

         The following presents the actual date the Pro Forma Leased Properties were acquired or placed in service by the Company as compared to the date the Pro Forma Leased Properties were treated as becoming operational for purposes of the Pro Forma Consolidated Statements of Earnings.



                                                                                    Date the Property
                                                                                   Became Operational
                                                           Date Acquired          For Pro Forma Leased        Purchase
                                                           by the Company               Purposes                Price
                                                        ---------------------     ----------------------    --------------

         Hyatt Regency Coral Gables Miami, FL           February 20, 2002         January 1, 2002                 $36,000
         JW Marriott New Orleans, LA                    To be acquired            January 1, 2002                  92,500



         No income tax provision has been presented as it is assumed that rental expense will offset substantially all hotel operating profit. In addition, no operating assets or liabilities were included for pro forma purposes as this amount is immaterial to the Company.

(2) Represents increase in asset management fees relating to the properties acquired by the Company during the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value, as defined in the Company's prospectus.

(3) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Leased Properties and Pro Forma Operating Properties calculated on the straight-line basis in the amount of $4,670 for the year ended December 31, 2002. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties:

                                                                  Land               Building             FF&E
                                                             ----------------     ---------------    ----------------

         Hyatt Regency Coral Gables Miami, FL*                         5,400              27,000               3,600
         JW Marriott New Orleans, LA*                                 13,875              69,375               9,250


              * Amounts are estimated values.

(4) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2002. As a result of receipt of gross proceeds from the sale of shares during the period January 1, 2003, through February 21, 2003, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the year ended December 31, 2002.

(5) Represents estimated interest incurred on new borrowings for existing Properties for the period from when the Properties were acquired by the Company through the end of the Pro Forma Period.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (in thousands)


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:
-------------------------------------------------------------------

(6) Represents adjustment to equity in earnings/loss of the Hilton 2 Partnership, an unconsolidated subsidiary in which the Company will own a 75% interest, for the Pro Forma Period. The following information represents historical information for the year ended December 31, 2002:

                                                 Year Ended
                                              December 31, 2002
                                             --------------------
                Revenues:
                Hotel revenues                       $81,117

                Expenses:
                Hotel expense                         55,871
                Depreciation                           7,819
                Interest                              13,419
                                               --------------

                Net income                             4,008

                Ownership percentage                   75.00%
                                               --------------
                Equity in earnings                   $ 3,006
                                               ==============

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
           PROPERTIES ACQUIRED OR MADE PROBABLE FROM DECEMBER 25, 2002
                            THROUGH FEBRUARY 21, 2003
                For the Year Ended December 31, 2002 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired, directly or indirectly, by the Company from December 25, 2002 through February 21, 2003, and the Properties for which the Company had entered into initial commitments to acquire as of February 21, 2003. The statement presents unaudited estimated taxable operating results for each Property that was operational as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2002, and (ii) had been operational during the period January 1, 2002 through December 31, 2002. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.



                                      Marriott Hotel     Renaissance Hotel        Doubletree                Hilton
                                       Seattle (8)           Tampa (8)         Crystal City (5)          Rye Town (5)
                                     -----------------   ------------------   --------------------   ----------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                          (8)                  (8)                 $ 3,195,000            $ 3,375,000
Asset Management Fees (2)                  (8)                  (8)                    (319,500)              (337,500)
General and Administrative
   Expenses (3)                            (8)                  (8)                    (191,700)              (202,500)
Interest Expense                           (8)                  (8)                  (1,597,500)            (1,856,250)
                                     -----------------    ------------------     -----------------   --------------------
Estimated Cash Available from
   Operations                              (8)                  (8)                   1,086,300                978,750
Depreciation and Amortization
   Expense (4)                             (8)                  (8)                  (2,133,785)            (1,957,418)
                                     -----------------    ------------------     -----------------   --------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction         (8)                  (8)                 $(1,047,485)           $  (978,668)
                                     =================    ==================     =================   ====================



                                  See Footnotes



                                        Embassy Suites       Embassy Suites        Embassy Suites              Hyatt
                                       Santa Clara (5)      Crystal City (5)     Orlando Airport (5)      Coral Gables (7)
                                      ------------------   --------------------  ---------------------  -------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                        $ 2,092,500          $ 2,047,500                $ 562,500          $ 2,160,000
Asset Management Fees (2)                   (209,250)            (204,750)                 (56,250)            (216,000)
General and Administrative
   Expenses (3)                             (125,550)            (122,850)                 (33,750)            (172,800)
Interest Expense                          (1,189,485)          (1,163,824)                (319,691)                  --
                                       -----------------    ------------------      -----------------   ------------------
Estimated Cash Available from
   Operations                                568,215              556,076                  152,809            1,771,200
Depreciation and Amortization
   Expense (4)                            (1,213,599)          (1,187,500)                (326,236)          (1,252,748)
                                       -----------------    ------------------      -----------------    -----------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction      $   (645,384)          $ (631,424)               $(173,427)        $    518,452
                                       =================    ==================      =================    =================

                                  See Footnotes




                                                    JW Marriott
                                                  New Orleans (6)                      Total
                                             ---------------------------     ---------------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction:

Rental Income (1)                                   $ 5,610,000                     $ 19,042,500
Asset Management Fees (2)                            (561,000)                        (1,904,250)
General and Administrative
   Expenses (3)                                      (448,800)                        (1,297,950)
Interest Expense                                    (3,789,520)                       (9,916,270)
                                                  -----------------               ------------------
Estimated Cash Available from
   Operations                                         810,680                          5,924,030
Depreciation and Amortization
   Expense (4)                                      (3,253,663)                      (11,324,949)
                                                  -----------------               ------------------
Estimated Taxable Operating Results
   Before Dividends Paid Deduction                 $ (2,442,983)                     $(5,400,919)
                                                  =================               ==================



                                  See Footnotes

FOOTNOTES:

(1) Rental income is derived from first year lease payment and does not include percentage rents, which will become due if specified levels of gross receipts are achieved. The Company has assumed that no taxable distributions will be received from its taxable REIT subsidiaries.

(2) The Properties are managed pursuant to an advisory agreement between the Company and CNL Hospitality Corp. (the "Advisor"), pursuant to which the Advisor receives monthly asset management fees in an amount generally equal to one-twelfth of .60% of the Company's share of the Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation."

(3) Estimated at 8% of gross rental income, based on the previous experience of Affiliates of the Advisor with another public REIT.

(4) The estimated federal tax basis of the depreciable portion of the Properties and the number of years the assets have been depreciated on the straight-line method is as follows (the balances are presented at the Company's 100% interest except for, the 75% interest in the Hilton El Conquistador Tucson, Doubletree Lincoln Centre Dallas, Doubletree Crystal City, Hilton Rye Town, Embassy Suites Santa Clara, Embassy Suites Crystal City, and the Embassy Suites Orlando Airport):

                                                             Furniture and
                                              Buildings         Fixtures
                                             (39 years)      (5-15 years)
                                             -------------- -----------------

              Doubletree Crystal City         $42,216,600        $7,359,150
              Hilton Rye Town                  45,000,000         5,625,000
              Embassy Suites Santa Clara       27,900,000         3,487,500
              Embassy Suites Crystal City      27,300,000         3,412,500
              Embassy Suites Orlando Airport    7,500,000           937,500
              Hyatt Coral Gables               28,800,000         3,600,000
              JW Marriott New Orleans          69,375,000         9,250,000

(5) On February 20, 2003, a partnership of which the Company owns 75% and Hilton Hotels Corporation ("Hilton") owns 25% (the "Hilton 2 Partnership"), acquired five properties: three Embassy Suites, the Hilton Rye Town and the Doubletree Crystal City. The Hilton Rye Town was conveyed to the Hilton 2 Partnership by Hilton and the Doubletree Crystal City was contributed to the Hilton 2 Partnership by the Company. The Embassy Suites Properties were purchased by the Hilton 2 Partnership from a third party. Simultaneously with these acquisitions, the Hilton 2 Partnership obtained permanent financing of approximately $145 million for the Properties.

(6) The JW Marriott New Orleans Property is subject to an existing mortgage of approximately $47 million. The amount is expected to be assumed by the Company upon acquisition of the Property by the Company. The Company intends to spend approximately $10 million over the first two years following the acquisition for improvements relating to this Property. The Property is expected to be leased to a taxable REIT subsidiary of the Company and operated by a subsidiary of Marriott International, Inc.

(7) This Property is leased to a taxable REIT subsidiary of the Company and operated by a subsidiary of Hyatt Hotels and Resorts.

(8) The Property is under construction for the period presented. The estimated completion dates for construction are as follows:

                       Property                      Estimated Completion Date
                       --------                      -------------------------

             Seattle Waterfront Marriott Property            April 2003
             Renaissance Tampa Property                      June 2005